UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                       Huntingdon Life Sciences Group plc
                                (NAME OF ISSUER)

                  Ordinary Shares, Par Value 5 Pence per Share
                         (TITLE OF CLASS OF SECURITIES)

                                     0448116
                                 (SEDOL NUMBER)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)

/x/  Rule 13d-1(c)

/ /  Rule 13d-1(d)


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SEDOL NO. 0448116               SCHEDULE 13G/A                      Page 2 of 12




1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

     Little Wing, L.P., 13-3778596

2.   Check the Appropriate Box or Group:

     (a)  / /
     (b)  /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                           0

     6.   Shared Voting Power:                18,467,375

     7.   Sole Dispositive Power:                      0

     8.   Shared Dispositive Power:           18,467,375

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 18,467,375

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 6.3%

12.  Type of Reporting Person: PN




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SEDOL NO. 0448116                 SCHEDULE 13G/A                    Page 3 of 12



1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

     Little Wing Too, L.P., 06-1520333

2.   Check the Appropriate Box or Group:

     (a)  / /
     (b)  /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

         5.       Sole Voting Power:                       0

         6.       Shared Voting Power:             1,595,355

         7.       Sole Dispositive Power:                  0

         8.       Shared Dispositive Power:        1,595,355

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:     1,595,355

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:   / /

11.  Percent of Class Represented by Amount in Row (9):  0.5%

12.  Type of Reporting Person: PN


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SEDOL NO. 0448116                SCHEDULE 13G/A                     Page 4 of 12


1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

     Quilcap Corp., 13-3780878


2.   Check the Appropriate Box or Group:

     (a)  / /
     (b)  /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                   0

     6.   Shared Voting Power:        20,062,730

     7.   Sole Dispositive Power:              0

     8.   Shared Dispositive Power:   20,062,730

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 20,062,730

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 6.9%

12.  Type of Reporting Person: CO


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SEDOL NO. 0448116                 SCHEDULE 13G/A                    Page 5 of 12


1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

     Tradewinds Fund Ltd.

2.   Check the Appropriate Box or Group:

     (a)  / /
     (b)  /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     British Virgin Islands

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                    0

     6.   Shared Voting Power:         14,094,605

     7.   Sole Dispositive Power:               0

     8.   Shared Dispositive Power:    14,094,605

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 4.8%

12.  Type of Reporting Person: CO


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SEDOL NO. 0448116               SCHEDULE 13G/A                      Page 6 of 12


1. Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities only):

     Quilcap International Corp., 13-3868725

2.   Check the Appropriate Box or Group:

     (a)  / /
     (b)  /x/

3.   SEC Use Only

4.   Citizenship or Place of Organization:

     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5.   Sole Voting Power:                    0

     6.   Shared Voting Power:          14,094,605

     7.   Sole Dispositive Power:               0

     8.   Shared Dispositive Power:     14,094,605

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: / /

11.  Percent of Class Represented by Amount in Row (9): 4.8%

12.  Type of Reporting Person: CO


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SEDOL NO. 0448116                SCHEDULE 13G/A                     Page 7 of 12



     Schedule 13G/A of Little Wing, L.P. ("Little Wing"), Little Wing Too, L.P. ("Little Wing Too"), Quilcap Corp. ("Quilcap Corp."), Tradewinds Fund Ltd. ("Tradewinds"), and Quilcap International Corp. ("Quilcap International") with respect to the ordinary shares, par value five pence per share (the "Common Shares") of Huntingdon Life Sciences Group plc (the "Issuer").

ITEM 1(a) NAME OF ISSUER:
          Huntingdon Life Sciences Group plc

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          Woolley Road, Alconbury, Huntingdon, Cambridgeshire, PE17 2SW, England

ITEM 2(a) NAME OF PERSON(S) FILING:
          Little Wing, L.P.
          Little Wing Too, L.P.
          Quilcap Corp.
          Tradewinds Funds
          Quilcap International Corp.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Little Wing, L.P.
          c/o Quilcap Corp.
          375 Park Avenue
          Suite 1404
          New York, NY 10152

          Little Wing Too, L.P.
          c/o Quilcap Corp.
          375 Park Avenue
          Suite 1404
          New York, NY 10152

          Quilcap Corp.
          375 Park Avenue
          Suite 1404
          New York, NY 10152


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SEDOL NO. 0448116                 SCHEDULE 13G/A                    Page 8 of 12


          Tradewinds Fund Ltd.
          c/o Quilcap International Corp.
          375 Park Avenue
          Suite 1404
          New York, NY 10152

          Quilcap International Corp.
          375 Park Avenue
          Suite 1404
          New York, NY 10152

ITEM 2(c) CITIZENSHIP:

          Little Wing and Little Wing Too are each limited partnerships organized under the laws of the State of Delaware. Quilcap Corp. and Quilcap International are each corporations organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:
          Ordinary shares, par value 5 pence per share

ITEM 2(e) SEDOL NUMBER:
          0448116

ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-
          1(B), or 13d-2(B) or (C), CHECK WHETHER THE PERSON
          FILING IS A:

          / / (a) Broker or Dealer registered under Section 15 of the Securities
                  Exchange Act of 1934 (the "Act");
          / / (b) Bank as defined in Section 3(a)(6) of the Act;
          / / (c) Insurance Company as defined in Section 3(a)(19) of the Act;
          / / (d) Investment Company registered under Section 8 of the
                  Investment Company Act of 1940;
          / / (e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


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SEDOL NO. 0448116                 SCHEDULE 13G/A                    Page 9 of 12


          / /  (f) An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);
          / /  (g) A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);
          / /  (h) A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;
          / / (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
          / /  (j) A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /x/

ITEM 4    OWNERSHIP

          (a) Amount Beneficially Owned:
              34,157,335

          (b) Percentage of Class:
              11.7% (based upon the 291,010,294 Common Shares reported by the Issuer to be outstanding as of August 3, 1998)

          (c) Number of shares as to which such person has:
              (i)      sole power to vote or to direct the vote:      -0-
              (ii)     shared power to vote or to direct the vote:    34,157,335
              (iii)    sole power to dispose or to direct the
                       disposition of:                                -0-
              (iv)     shared power to dispose or to direct the
                       disposition of :                               34,157,335


          Quilcap Corp. is the general partner of each of Little Wing and Little Wing Too. Quilcap International is the investment manager to Tradewinds. Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Quilcap Corp., the general partner to both entities. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap International, the investment manager to Tradewinds.


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SEDOL NO. 0448116               SCHEDULE 13G/A                     Page 10 of 12


       NOTE: This Amendment has been filed to correct the amounts of beneficial ownership which were reported in the Schedule 13-G filed for the above-referenced Reporting Persons for the year ended December 31, 1998. In that Schedule, the Reporting Persons inadvertently reported the number of ADRs held rather than the ordinary shares underlying the ADRs and, in calculating the percentage of beneficial ownership of each Reporting Person, used the number of shares which had been issued and outstanding as of June 30, 1998 rather than the number of shares outstanding as of December 31, 1998. As a result, the number of ordinary shares held by, and the percentage of beneficial ownership of each of, the Reporting Persons were understated. This error was not discovered until March 2000 when the Reporting Persons began to reduce their holdings in the Issuer. See Schedule 13-G/A dated March 10, 2000 for the beneficial ownership of the Reporting Persons as of that date.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


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SEDOL NO. 0448116               SCHEDULE 13G/A                     Page 11 of 12

ITEM 9    NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10   CERTIFICATION (if filing pursuant to Rule 13d-1(c))

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SEDOL NO. 0448116               SCHEDULE 13G/A                     Page 12 of 12



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2000

LITTLE WING, L.P.                           LITTLE WING TOO, L.P.
By: Quilcap Corp., General Partner          By: Quilcap Corp., General Partner

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
    --------------------------------            --------------------------------
    Parker Quillen, President                   Parker Quillen, President

QUILCAP CORP.                               TRADEWINDS FUND LTD.
                                            By: Quilcap International Corp.

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
    --------------------------------            --------------------------------
    Parker Quillen, President                   Parker Quillen, President


QUILCAP INTERNATIONAL CORP.


By: /s/ Parker Quillen
    --------------------------------
     Parker Quillen, President